SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ———— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

————

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

————

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

July 2, 2021

VIA EDGAR

Mr. John Stickel

Ms. Susan Block

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1

Dear Mr. Stickel, Ms. Block, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 1, 2021 on the Company’s Amendment No. 2 to registration statement on Form F-1 filed on June 16, 2021. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that as the Company has already commenced the roadshow, the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its timeline.

U.S. Securities and Exchange Commission

July 2, 2021

Comments in Letter Dated July 1, 2021

The Staff’s comments from its letter dated July 1, 2021 are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Form F-1 filed June 16, 2021

Prospectus Summary, page 1

1.

We note your disclosure on pages 2, 73, 131 and 142 that Singa Bank is “in application” for a digital financial license. Please clarify what “in application” means, such as the steps involved in the application process and where the company is within the application process. As part of the discussion, also clarify if you have an active application pending or whether you intend to submit an application in the future. We also note your disclosure on page 142 that as of the date of the prospectus four licenses had been granted to other applicants, but you are pursuing the fifth digital banking license. We note a December 4, 2020 media release by the Monetary Authority of Singapore announced four successful digital bank applicants, but made no reference to a fifth license remaining available. Similarly, provide clarity in regards to what “in application” means in regards to Applaud, since your disclosure pages 2, 74 and 131 indicates that Applaud “is applying” for a direct insurer license, but is unclear as to whether this means Applaud has already applied or intends to apply in the future. We note similar language on page 64 where the disclosure indicates the consortium “is applying” for a digital banking license in Singapore. Revise throughout for clarity in regards to the existence of any active license applications, or whether such disclosure relates to plans to submit such applications and the anticipated steps involved and timing of such application submissions. Please also update risk factor disclosure regarding any risks involved with receiving regulatory approvals related to pending applications, or applications you intend to make, if applicable.

In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 19, 21, 65, 73, 74, 131, 142, and 160 to clarify the status of the applications.

U.S. Securities and Exchange Commission

July 2, 2021

Risk Factors, page 17

2.

Please add a risk factor to the registration statement that discusses the risks associated with you falling within the definition of investment company under the Investment Company Act of 1940 (“1940 Act”), notwithstanding efforts to structure and operate your business in a manner that avoids investment company status. In the risk factor, address why the company believes it is not an investment company, including by reference to any applicable exemptions from investment company status, as well as a description of the consequences to the Company should it be deemed an investment company under the 1940 Act.

In response to the Staff’s comment, the Company has added the risk factor disclosure on pages 50-51 of the Registration Statement.

*    *    *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Robert Lui, Partner, Deloitte Touche Tohmatsu

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP